U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                          SEC File Number 000-31171
                            CUSIP Number 00754H209

(CHECK ONE):  [ ] Form 10-K and Form 10-KSB  [  ] Form 20-F
              [ ] Form 11-K  [X ]Form 10-Q and Form 10-QSB [ ] Form N-SAR

                For Period Ended: MARCH 31, 2001
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:

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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE
  PRINT OR TYPE.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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  If the notification relates to a portion of the filing checked above, identify  the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

                     ADVANCED PRECISION TECHNOLOGY, INC.
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                           Full Name of Registrant

                               (not applicable)
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                          Former Name if Applicable


                           2271-D SOUTH VASCO ROAD
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          Address of Principal Executive Office (STREET AND NUMBER)


                              LIVERMORE, CA 94550
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                           City, State and Zip Code


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

  (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10- K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule
          12b-25(c ) has bee attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001 within the prescribed time period because the Company is having difficulty obtaining certain information that is necessary to the completion of the Form 10-QSB. The Company intends to file its Quarterly Report on Form 10-QSB before the 5th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

        BRUCE A. PASTORIUS          925         447-6900
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           (Name)                 (Area Code)  (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [] No [X ]


        Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                          Yes [X]    No [ ]

        Although the Company expects to report substantial losses for the quarter ended March 31, 2001, the Company is unable to reasonably estimate the amount of such losses as it has not yet obtained the information necessary to make such estimate.


     Advanced Precision Technology, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                      ADVANCED PRECISION TECHNOLOGY, INC.


                          /s/ Bruce A. Pastorius
                   By:___________________________________________________
                       Chairman, Chief Executive Officer and President


  Date: May 14, 2001